UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 10 December, 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For Immediate Release                                           10 December 2004



           ALLIED IRISH BANKS, P.L.C. - GROUP TIER 1 CAPITAL RAISING

                   Eur 1,000m Perpetual Preferred Securities


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) today announces the issue of Eur 1,000 million perpetual preferred securities.

The issue qualifies as Tier 1 Capital for the AIB Group and will be primarily employed in financing the strong demand from our customers for additional borrowing facilities.

This funding is very attractively priced for a perpetual issue, with an initial coupon for the first ten years of 4.781% and, thereafter, coupon will be set at a spread of 1.1% over 3-month EURIBOR.

This is AIB's largest perpetual capital issue and the pricing compares very favourably with market norms.

The AIB Group Tier 1 ratio is estimated at 7.5% approx. following completion of this transaction.

                                     -Ends-


For further information please contact:

Declan Mc Sweeney                               Alan Kelly
Chief Financial Officer                         Head of Group Investor Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Ballsbridge                                     Ballsbridge
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 14954                  Tel: +353-1-6600311 ext. 12162


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  10 December, 2004                        By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.